SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Tivity Health, Inc.

(Name of Issuer)

Common Stock - $.001 par value per share

(Title of Class of Securities)

88870R102

(CUSIP Number)

Altaris Capital, L.P.

10 East 53rd Street, 31st Floor
New York, New York 10022

Telephone: (212) 931-0250

Copy to:

Steve Isaacs, Esq.

Schiff Hardin LLP

233 S. Wacker Drive, Suite 7100

Chicago, Illinois 60606

Telephone: (312) 258-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 7, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88870R102	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Altaris Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,070,840 Shares*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,070,840 Shares*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,070,840 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.53%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

* Reflects ownership as of the date of this filing.

** Based on 47,702,306 shares of common stock, $0.001 par value per share, of Tivity Health, Inc. outstanding as of April 30, 2019, as reported on Tivity Health, Inc.’s Form 10-Q filed with the Securities and Exchange

     Commission on May 9, 2019.

Page 2 of 10 Pages

CUSIP No. 88870R102	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
Altaris Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,070,840 Shares*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,070,840 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,070,840 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.53%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Reflects ownership as of the date of this filing.

** Based on 47,702,306 shares of common stock, $0.001 par value per share, of Tivity Health, Inc. outstanding as of April 30, 2019, as reported on Tivity Health, Inc.’s Form 10-Q filed with the Securities and Exchange

     Commission on May 9, 2019.

Page 3 of 10 Pages

CUSIP No. 88870R102	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
George Aitken-Davies
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,070,840 Shares*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,070,840 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,070,840 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.53%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Reflects ownership as of the date of this filing.

** Based on 47,702,306 shares of common stock, $0.001 par value per share, of Tivity Health, Inc. outstanding as of April 30, 2019, as reported on Tivity Health, Inc.’s Form 10-Q filed with the Securities and Exchange

     Commission on May 9, 2019.

Page 4 of 10 Pages

CUSIP No. 88870R102	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
Daniel Tully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,070,840 Shares*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,070,840 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,070,840 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.53%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Reflects ownership as of the date of this filing.

** Based on 47,702,306 shares of common stock, $0.001 par value per share, of Tivity Health, Inc. outstanding as of April 30, 2019, as reported on Tivity Health, Inc.’s Form 10-Q filed with the Securities and Exchange

     Commission on May 9, 2019.

Page 5 of 10 Pages

This constitutes Amendment No. 2 to the Schedule 13D relating to the shares of Common Stock, par value $0.001 per share, of Tivity Health, Inc., a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission (the “SEC”) on May 24, 2019, as amended by Amendment No. 1 thereto, filed with the SEC on July 1, 2019 (the “Schedule 13D”), and hereby amends the Schedule 13D to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated by replacing it in its entirety with the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 4,070,840 shares of Common Stock. The purchase prices for these shares of Common Stock, including brokerage commissions, are set forth below in Item 5, which are incorporated by reference herein. The source of the purchase prices for the shares of Common Stock was from the general working capital of Altaris Capital and from contributions to Altaris Capital from one of its investors.  Such working capital and contributions were primarily funded through borrowings under a line of credit with JPMorgan Chase Bank, N.A., which borrowings have been and will be paid down from the proceeds of investor capital calls.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated by replacing it in its entirety with the following:

The Reporting Persons acquired their shares of Common Stock in the belief that the Common Stock of the Issuer was undervalued. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and any actions the Reporting Persons might undertake will be dependent upon their review of numerous factors from time to time, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Effective on August 7, 2019, Daniel Tully was appointed as a member of the board of directors (the “Board”) of the Issuer. In connection with his appointment, the Issuer entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Reporting Persons.

Pursuant to the Cooperation Agreement, the Board agreed to appoint Daniel Tully as a director of the Issuer with a term expiring at the 2020 annual meeting of stockholders (the “2020 Annual Meeting”). Additionally, except in the event the Reporting Persons cease to own at least 5% of the Issuer’s then outstanding common stock, the Board has agreed to nominate Mr. Tully for election as a director of the Issuer at the 2020 Annual Meeting. In the event Mr. Tully (or any replacement director appointed in accordance with the provisions of the Cooperation Agreement) is unable to serve, resigns or is removed as a director during the term of the Cooperation Agreement (other than in the case of a voluntary resignation by Mr. Tully or determination by Mr. Tully not to stand for election at the 2020 Annual Meeting), the Reporting Persons have the ability to recommend a replacement director who meets the conditions set forth in the Cooperation Agreement, so long as the Reporting Persons collectively beneficially own in the aggregate at least 5% of the Issuer’s then outstanding common stock.

Page 6 of 10 Pages

The Cooperation Agreement provides that Mr. Tully must offer to resign from the Board if (a) the Reporting Persons, collectively, cease to beneficially own at least 5% of the Issuer’s then outstanding common stock, or (b) a Reporting Person otherwise ceases to comply with or breaches any material provision of the Cooperation Agreement.

The Cooperation Agreement terminates on the date that is ten days prior to the deadline for the submission of stockholder director nominations of the 2021 annual meeting of stockholders of the Issuer (the “2021 Annual Meeting”), but, if Mr. Tully (or a replacement director, as applicable) is nominated for election at the 2021 Annual Meeting, the Reporting Persons consent to such re-nomination and Mr. Tully (or a replacement director, as applicable) is elected as a director of the Issuer at the 2021 Annual Meeting, the Cooperation Agreement will remain in effect until the date that is ten days prior to the deadline for the submission of stockholder director nominations for the 2022 annual meeting of stockholders of the Issuer.

During the term of the Cooperation Agreement, each of the Reporting Persons agrees to vote all of its shares of the Issuer’s common stock in favor of recommendations of the Board on any matter put before the stockholders of the Issuer other than approval of an extraordinary transaction such as a sale of the Issuer. In addition, each Reporting Person agrees, subject to certain exceptions, to comply with certain customary standstill provisions, including, among other things, that such Reporting Person will not, and will not encourage any third party to:

•	make, participate in or encourage any solicitation of proxies or consents;
•	own in excess of 10% of the Issuer’s outstanding common stock;
•	effect, propose, participate in or facilitate any tender or exchange offer, merger, sale or acquisition of material assets or other extraordinary transaction involving the Issuer or any of its subsidiaries;
•	seek representation on the Board, except as set forth in the Cooperation Agreement, or seek or encourage the removal of any member of the Board;
•	make or take any action in support of any proposal or request aimed at changing or influencing the Board, management, business strategy, policies or corporate governance of the Issuer; or
•	take any actions which could cause the Issuer or any affiliate of the issuer to make a public announcement regarding any of the foregoing, or publicly seek or request permission to day any of the foregoing.

The standstill provisions in the Cooperation Agreement do not prevent the Reporting Persons from communicating privately with the Board, and do not prevent Mr. Tully from taking any actions that may be taken solely in his capacity as a member of the Board in accordance with his fiduciary duties to all stockholders of the Issuer so long as such actions are consistent with the Reporting Persons’ obligations and representations under the Cooperation Agreement, and would terminate prior to the end of the term if any person, entity or group acquires a majority of the outstanding voting stock of the Issuer, if the Issuer becomes the subject of a tender offer for a majority of the outstanding shares and the Board does not recommend against such offer, or if the Issuer enters into an agreement with respect to a sale of the Issuer.

Page 7 of 10 Pages

Subject to the terms of the Cooperation Agreement, the Reporting Persons may, from time to time and at any time, (a) acquire additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (b) dispose of any or all of their Securities in the open market or otherwise; or (c) engage in any hedging or similar transactions with respect to the Securities.

The Reporting Persons have not formulated any present plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth above.

Item 5	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated by replacing it in its entirety with the following:

The Reporting Persons’ total beneficial ownership amounts to 4,070,840 shares of Common Stock, constituting 8.53% of the outstanding shares of Common Stock of the Issuer (based on 47,702,306 shares of Common Stock of the Issuer outstanding as of April 30, 2019, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2019).

Altaris Capital has sole voting and sole dispositive power with regard to 4,070,840 shares of Common Stock. Each of Altaris Partners, Mr. Aitken-Davies, and Mr. Tully has shared voting power and shared dispositive power with regard to all such shares of Common Stock. Each of Altaris Partners, Mr. Aitken-Davies, and Mr. Tully, by virtue of their relationships to Altaris Capital (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the shares of Common Stock which Altaris Capital directly beneficially owns. Each of Altaris Partners, Mr. Aitken-Davies, and Mr. Tully disclaims beneficial ownership of such shares of Common Stock for all other purposes. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in this Item 5 that are beneficially owned by the Reporting Persons.

The following sets forth all transactions with respect to shares of Common Stock effected during the past sixty (60) days by or for the benefit of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time on August 7, 2019. All such transactions were purchases of shares of Common Stock effected by or for the benefit of Altaris Capital in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Amount of Securities	Price Per Share[1]
June 11, 2019	50,000	$18.4339
June 12, 2019	98,106	$18.2860
June 13, 2019	43,637	$18.2495
June 14, 2019	5,900	$18.1486
June 18, 2019	14,286	$18.1625
June 19, 2019	43,640	$18.0213
June 20, 2019	25,000	$17.9176
June 21, 2019	25,000	$17.1770
June 27, 2019	85,600	$16.4312
June 28, 2019	50,000	$16.4590
July 2, 2019	49,308	$16.5188
July 25, 2019	200,000	$15.4158

1 The prices reported reflect the average purchase prices for each such day. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transactions for any such day were effected.

Page 8 of 10 Pages

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to insert the following at the end of such Item:

Effective on August 7, 2019, the Reporting Persons and the Issuer entered into the Cooperation Agreement. A copy of the Cooperation Agreement is attached as Exhibit 2 to this Amendment No. 2 to Schedule 13D and is incorporated by reference herein.

Item 7	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to insert the following at the end of such Item:

Exhibit No.	Description
2	Cooperation Agreement among the Issuer, Altaris Capital, L.P., Altaris Partners, LLC, George Aitken-Davies and Daniel Tully, dated August 7, 2019 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2019)

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2019

ALTARIS CAPITAL, L.P.,
By: Altaris Partners, LLC, its general partner

By:/s/ George Aitken-Davies
Name: George Aitken-Davies
Title: Manager

ALTARIS PARTNERS, LLC

By:/s/ George Aitken-Davies
Name: George Aitken-Davies
Title: Manager

/s/ George Aitken-Davies
George Aitken-Davies

/s/ Daniel Tully
Daniel Tully